SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2005

REUTERS GROUP PLC

(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS     GROUP PLC (Registrant)
Dated: June 1, 2005
By: /s/ Nancy C. Gardner

24 May 2005.

Reuters Acquisition Of Telerate Clears European Commission Review

London – Reuters (LSE: RTR, NASDAQ: RTRSY), the global information company, today announced that it has received clearance from the European Commission for its pending acquisition of Moneyline Telerate, a global provider of real-time financial information, and it anticipates it will shortly receive early termination of the mandatory waiting period under United States antitrust laws. All other regulatory clearances necessary to complete the acquisition have been granted.

The transaction remains subject to other customary completion conditions. Reuters and Telerate are working together with the intention of satisfying the remaining conditions and completing the transaction within the second quarter. In order to receive expedited clearances from the European Commission and U.S. Department of Justice, Reuters and Telerate have entered into an agreement to license Telerate’s TRS (Trading Room System) technology to Hyperfeed Technologies, Inc. following and subject to completion of the acquisition. Hyperfeed, a provider of enterprise-wide ticker plant and transaction technology, software and services, will be entitled to use and further develop the TRS technology to offer its own market data system worldwide. Hyperfeed will also receive rights to Telerate’s Active8 technology to create its own desktop application solely to connect to and work with its market data system. In addition to receiving the European Commission clearance, Reuters believes the license resolves all concerns expressed by the U.S. Department of Justice from its preliminary investigation regarding the acquisition.

This arrangement does not change the assets and business Reuters is acquiring in the transaction, which continue to include all Telerate customer contracts and obligations including those relating to TRS and Active8. The arrangement also does not restrict Reuters ability to continue to develop, support or distribute TRS or Active8 following completion, nor change Telerate’s existing distributor arrangements which Reuters is also acquiring.

For more information contact:
Yvonne Diaz
Reuters Corporate Communications
+44 20 7542 2615
yvonne.diaz@reuters.com

Miriam McKay Reuters
Investor Relations
+44 20 7542 7057
miriam.mckay@reuters.com

Bill Walsh Telerate
+1 212 553 2284
bill.walsh@telerate.com

Note to Editors

About Reuters Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 14,500 staff in 91 countries. This includes 2,300 editorial staff in 196 bureaus serving 129 countries, making Reuters the world’s largest international multimedia news agency. In 2004, Reuters Group revenues were £2.9 billion.

About Telerate

Telerate is a global provider of real-time financial market information. The company provides financial services firms with benchmark capital markets content and transaction services to drive investment decisions. The firm has over 35 years experience and is headquartered in New York City.

Forward-looking statements

This statement includes certain forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2004 under the heading “Risk Factors”. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. In particular, Reuters ability to complete the acquisition of Telerate and realize the anticipated benefits is subject to the risks that the conditions to such transaction will not be satisfied, risks related to the integration of the companies’ operations and products following completion, including achieving expected synergies, and general risks associated with the companies’ businesses. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements. Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Ends

Tuesday, 24 May 2005

REUTERS ACQUISITION OF TELERATE

CLEARS FINAL REGULATORY HURDLE

London — Reuters (LSE: RTR, NASDAQ: RTRSY), the global information company, today announced that it has received all regulatory clearances necessary to complete its pending acquisition of Moneyline Telerate, a global provider of real-time financial information, following the early termination of the waiting period under United States antitrust laws by the US Department of Justice. This follows Reuters earlier announcement stating the company received clearance from the European Commission and all other regulatory approvals necessary for completion.

The transaction remains subject to other customary completion conditions. Reuters and Telerate are working together with the intention of satisfying the remaining conditions and completing the transaction within the second quarter.

As Reuters announced earlier today, in order to receive expedited clearances from the European Commission and U.S. Department of Justice, Reuters and Telerate entered into an agreement to license Telerate’s TRS (Trading Room System) and Active8 desktop technology to Hyperfeed Technologies, Inc. following and subject to completion of the acquisition. Reuters emphasizes that this arrangement does not change the assets and business Reuters is acquiring in the transaction, which continue to include all Telerate customer contracts and obligations including those relating to TRS and Active8, or otherwise restructure the deal with Telerate in any way. The arrangement also does not restrict Reuters ability to continue to develop, support or distribute TRS or Active8 following completion, nor change Telerate’s existing distributor arrangements which Reuters is also acquiring.

For more information contact:

Yvonne Diaz
Reuters Corporate Communications
+44 20 7542 2615
yvonne.diaz@reuters.com

Miriam McKay
Reuters Investor Relations
+44 20 7542 7057
miriam.mckay@reuters.com

Bill Walsh
Telerate
bill.walsh@telerate.com
+1 212 553 2284

Note to Editors

About Reuters

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 14,500 staff in 91 countries. This includes 2,300 editorial staff in 196 bureaus serving 129 countries, making Reuters the world’s largest international multimedia news agency. In 2004, Reuters Group revenues were £2.9 billion.

About Telerate

Telerate is a global provider of real-time financial market information. The company provides financial services firms with benchmark capital markets content and transaction services to drive investment decisions. The firm has over 35 years experience and is headquartered in New York City.

Forward-looking statements

This statement includes certain forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2004 under the heading “Risk Factors”. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. In particular, Reuters ability to complete the acquisition of Telerate and realize the anticipated benefits is subject to the risks that the conditions to such transaction will not be satisfied, risks related to the integration of the companies’ operations and products following completion, including achieving expected synergies, and general risks associated with the companies’ businesses. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Ends